UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
Commission File Nos. 001-13928
333-203567-01

ROYAL BANK OF CANADA

RBC COVERED BOND GUARANTOR LIMITED
PARTNERSHIP

(Translation of Registrant’s name into English)

200 Bay Street	155 Wellington Street, West
Royal Bank Plaza	14th Floor
Toronto, Ontario	Toronto, Ontario
Canada M5J 2J5	Canada M5V 3K7
Attention: Vice-President	Attention: Vice-President, Market
& Corporate Secretary	Strategy and Execution, Corporate
Treasury

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-203567 AND 333-203567-01) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the Royal Bank of Canada (the “Bank”) and RBC Covered Bond Guarantor Limited Partnership (the “Guarantor LP” and together with the Bank, the “Registrants”) U.S.$15,000,000,000 global covered bond programme (the “Program”) shelf registration statement on Form F‒3 (File Nos. 333-203567 and 333-203567-01). The Registrants have amended the Program transaction agreements in connection with filing a renewal prospectus with the United Kingdom Listing Authority.

Exhibits filed herewith are the amended and restated Program transaction agreements that were recently amended and restated as part of a general update and to increase the total credit commitment available under the Intercompany Loan Agreement, amended and restated as of July 24, 2015, between the Bank and the Guarantor LP to $60 billion.

Exhibit Number		Description of Exhibit

4.1	—	Trust Deed, amended and restated as of July 31, 2015, by and among the Bank, the Guarantor LP and Computershare Trust Company of Canada, as Bond Trustee.

4.2	—
Master Definitions and Construction Agreement, amended and restated as of July 31, 2015, by and among the Bank, the Guarantor LP, the Bond Trustee, 6848320 Canada Inc., RBC Covered Bond GP Inc. and Deloitte LLP.

4.3	—
Agency Agreement, amended and restated as of July 31, 2015, by and among the Bank, the Guarantor LP, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A., BNY Trust Company of Canada, The Bank of New York Mellon and the Bond Trustee.

4.4	—	Intercompany Loan Agreement, amended and restated as of July 24, 2015, between the Bank and the Guarantor LP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer

RBC COVERED BOND GP, INC., in its capacity of general partner of RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	/s/ James Salem
Name: James Salem
Title: Director, RBC Covered Bond GP Inc.

Date: September 8, 2015